Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces Second Quarter 2007 Results

    MISSISSAUGA, ON, July 10 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today reported the results of operations for the second quarter of 2007. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
    At May 31, 2007, our cash and cash equivalents and restricted cash totaled $33.8 million, compared with $36.8 million at November 30, 2006, and
$27.4 million at February 28, 2007. The change in our cash position resulted from net proceeds of $15.4 million from our May 2007 financing, partially offset by cash used for operations. Our net cash used in operations for the three months and six months ended May 31, 2007, was $7.9 million and
$16.9 million, respectively. The net cash used in operations includes restructuring costs for the three months and six months ended May 31, 2007 of
$2.5 million and $2.9 million, respectively.
    As of April 1, 2007, the outstanding principal balance of our senior convertible notes was fully repaid. From September 1, 2006, we were required, under the terms of the convertible notes, to maintain a balance of cash, including restricted cash and marketable securities, equal to 110% of the convertible notes outstanding. We satisfied this cash test at all times. With the repayment of our convertible notes during this quarter, the remaining balance of our restricted cash will become unrestricted during the third quarter.
    The net loss for the second quarter of 2007 was $9.7 million, or $0.54 per common share, compared with a net loss of $22.4 million, or $2.59 per common share for the same period in 2006. We incurred a net loss for the six months ended May 31, 2007 of $17.4 million, or $1.02 per common share, compared with a net loss of $41.8 million, or $4.93 per common share for the same period in 2006. The key drivers of our reduced losses in 2007 are lower costs associated with the completion of our phase III clinical programs, the corporate costs associated with supporting these programs, and a reduction in expenses associated with our senior convertible notes. The difference between cash used in operations and our accounting loss is driven by non-cash items, such as certain expenses related to our senior convertible notes, stock option expense, and unrealized foreign exchange gains and losses.
    Vasogen is also today announcing the appointment of Graham D. Neil, CA, to the position of Chief Financial Officer. Mr. Neil has served with Vasogen for over seven years and has played a progressive and integral role in
Vasogen's internal control, financial management and reporting. He joined the
Company as Controller in 1999 and most recently served as Director of Finance.
Mr. Neil holds a Chartered Accountant designation and prior to joining
Vasogen, he was with KPMG, LLP.

    <<
    Highlights

    -   On June 27, 2007, we announced the outcome of a meeting with the Food and Drug Administration (FDA) regarding the next steps in the development of our Celacade technology for the treatment of chronic heart failure in the United States. During the meeting, we discussed with the FDA the results of the ACCLAIM study, with a particular focus on the 689-patient subgroup with NYHA Class II heart failure.
        As a result of this meeting, the FDA has strongly recommended that we conduct a confirmatory study to support a Pre-market Approval (PMA)
        filing and also recommended that we consider utilizing a Bayesian statistical approach to designing the confirmatory trial. The
        Bayesian approach involves a specific trial methodology that allows utilization of prior trial results with a confirmatory study to obtain additional information regarding efficacy and safety and has the potential to substantially reduce the number of patients required for a confirmatory study, as well as the cost and duration. Having received the FDA's input, we are now in a position to fully evaluate our options with respect to a confirmatory trial that could potentially be smaller than the 689-patient NYHA Class II subgroup of patients in ACCLAIM if we elected a Bayesian approach. We are continuing our ongoing dialogue with the FDA, as well as consulting our statistical experts and other advisors to review trial design options.

    -   On June 20, 2007, we announced that Chris Waddick, MBA, CMA, succeeded Terrance H. Gregg as President and CEO of our Company.
        Mr. Waddick, who previously served as Chief Operating Officer and
        Chief Financial Officer, has held a series of progressive senior management positions at Vasogen over the past twelve years. During his tenure, he has played a key role in our development and strategic direction and has been responsible for operations since 2005. Mr.
        Waddick was also appointed to Vasogen's Board of Directors. In March
        2007, Mr. Gregg succeeded David G. Elsley as President and Chief
        Executive Officer of Vasogen. Mr. Gregg, who has served on our Board of Directors since 1999, and who was appointed Chairman in March
        2006, remains Chairman of Vasogen's Board of Directors.

    -   On May 24, 2007, we announced the closing of a financing for net proceeds of $15.4 million through the sale of our common shares to institutional investors at a price of US$3.25. Under the terms of the purchase agreements, we also issued 5-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share.

    -   On April 18, 2007 we announced a collaboration with Grupo Ferrer
        Internacional, S.A., a leading European pharmaceutical and medical devices company, to commercialize Vasogen's Celacade technology for the treatment of chronic heart failure in specified countries of the
        European Union and in certain Latin American countries.
    >>

    As previously announced, a conference call will be conducted on July 10,
2007, at 4:30 p.m. Eastern time. The conference call may be accessed by calling 416-695-6623 or 1-877-461-2814 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-641-2130 or
1-888-330-1923, PIN code 6543 followed by the number sign, and will also be available at www.vasogen.com

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release, the upcoming conference call and webcast, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of
Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trails, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three months and six months ended
May 31, 2007, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

    <<
    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Balance Sheets
    (In thousands of Canadian dollars)

    -------------------------------------------------------------------------
                                                      May 31,    November 30,
                                                        2007            2006
    -------------------------------------------------------------------------
                                                  (Unaudited)
    Assets

    Current assets:
      Cash and cash equivalents                    $  30,696       $  30,427
      Restricted cash                                  3,078           6,403
      Clinical supplies                                1,248           1,211
      Tax credits recoverable                          1,330           1,327
      Prepaid expenses and deposits                      779           1,384
      -----------------------------------------------------------------------
                                                      37,131          40,752

    Property and equipment                               529             615

    Acquired technology                                  127             253

    Deferred financing costs                               -             150
    -------------------------------------------------------------------------
                                                   $  37,787       $  41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity

    Current liabilities:
      Accounts payable                             $     896       $   3,369
      Accrued liabilities                              2,672           5,067
      Senior convertible notes payable                     -           8,754
      -----------------------------------------------------------------------
                                                       3,568          17,190

    Shareholders' equity
      Share capital:
        Authorized:
          Unlimited common shares, without par value
        Issued and outstanding:
          22,391,402 common shares
            (November 30, 2006 - 15,665,134)         365,670         344,217
      Stock-based compensation                        10,950          10,713
      Equity component of senior convertible
       notes payable                                       -           1,639
      Warrants                                        16,725          11,390
      Contributed surplus                             11,252           7,995
      Deficit                                       (370,378)       (351,374)
      -----------------------------------------------------------------------
                                                      34,219          24,580

    -------------------------------------------------------------------------
                                                   $  37,787       $  41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Operations, Deficit and Comprehensive
    Income
    (In thousands of Canadian dollars, except per share amounts)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                         Three months ended      Six months ended    1987 to
                                May 31,                May 31,        May 31,
                            2007       2006       2007       2006       2007
    -------------------------------------------------------------------------

    Expenses:
      Research and
       development     $   3,736  $  11,029  $   6,759  $  22,413  $ 235,440
      General and
       administration      4,888      5,598      8,476     10,490    113,648
      Foreign exchange
       loss, net           1,092        169        958        172      9,951
    -------------------------------------------------------------------------

    Loss before the
     undernoted           (9,716)   (16,796)   (16,193)   (33,075)  (359,039)

    Interest expense on
     senior convertible
     notes payable             -       (304)        (5)      (787)    (1,279)

    Accretion in
     carrying value of
     senior convertible
     notes payable           (36)    (2,280)      (728)    (4,906)   (10,294)

    Amortization of
     deferred financing
     costs                    (9)      (950)      (154)    (1,580)    (3,057)

    Loss on
     extinguishment of
     senior convertible
     notes payable          (470)    (2,701)    (1,754)    (2,694)    (6,749)

    Investment income        281        593        633      1,272     12,648

    Change in fair value
     of embedded
     derivatives             256          -        829          -        829
    -------------------------------------------------------------------------

    Loss for the period
     and comprehensive
     loss                 (9,694)   (22,438)   (17,372)   (41,770)  (366,941)

    Deficit, beginning
     of period:
      As previously
       reported         (360,684)  (304,051)  (351,374)  (284,719)    (1,510)
      Impact of change
       in accounting
       policy for
       financial
       instruments on
       December 1, 2006        -          -     (1,632)         -          -
      -----------------------------------------------------------------------
      As restated       (360,684)  (304,051)  (353,006)  (284,719)    (1,510)

    Charge for
     acceleration
     payments on equity
     component of senior
     convertible notes
     payable                   -       (295)         -       (295)      (295)
    Impact of change in
     accounting policy
     for financial
     instruments on
     December 1, 2006          -          -          -          -     (1,632)

    -------------------------------------------------------------------------
    Deficit, end of
     period            $(370,378) $(326,784) $(370,378) $(326,784) $(370,378)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted
     loss per share    $   (0.54) $   (2.59) $   (1.02) $   (4.93) $       -

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Cash Flows
    (In thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                         Three months ended      Six months ended    1987 to
                                May 31,                May 31,        May 31,
                            2007       2006       2007       2006       2007
    -------------------------------------------------------------------------
    Cash provided by
     (used in):
    Operations:
      Loss for the
       period          $  (9,694) $ (22,438) $ (17,372) $ (41,770) $(366,941)
      Items not
       involving cash:
        Amortization         127        149        253        298      5,911
        Accretion in
         carrying value
         of senior
         convertible
         notes payable        36      2,280        728      4,906     10,294
        Amortization
         of deferred
         financing costs       9        950        154      1,580      3,057
        Loss on
         extinguishment
         of senior
         convertible
         notes payable       470      2,701      1,754      2,694      6,749
        Change in fair
         value of
         embedded
         derivatives        (256)         -       (829)         -       (829)
        Stock-based
         compensation        890        918      1,453      1,682     13,043
        Common shares
         issued for
         services              -          -          -          -      2,485
        Unrealized
         foreign
         exchange loss     1,326        676      1,226        706     10,202
        Other                  -          -          -          -        (35)
      Change in non-cash
       operating working
       capital              (829)    (2,504)    (4,304)    (8,648)       182
    -------------------------------------------------------------------------
                          (7,921)   (17,268)   (16,937)   (38,552)  (315,882)
    Financing:
      Shares and warrants
       issued for cash    17,345          -     17,345          -    326,359
      Warrants exercised
       for cash                -          -          -          -     16,941
      Options exercised
       for cash                -          -          -          -      7,669
      Share issue costs   (1,443)         -     (1,440)         -    (24,646)
      Issue (repayment)
       of senior
       convertible
       notes payable,
       net                  (289)         -       (924)    (2,115)    38,512
      Restricted cash        289        382      3,325        686     (3,078)
      Cash payment on
       acceleration
       warrants exercise
       price                   -        (49)         -        (49)         -
      Paid to related
      parties                  -          -          -          -       (234)
      -----------------------------------------------------------------------
                          15,902        333     18,306     (1,478)   361,523
    Investments:
      Purchase of
       property and
       equipment             (11)       (14)       (41)       (14)    (2,457)
      Purchase of
       acquired
       technology              -          -          -          -     (1,283)
      Purchases of
       marketable
       securities              -          -          -        (80)  (244,846)
      Settlement of
       forward exchange
       contracts               -          -         10       (259)    (4,824)
      Maturities of
       marketable
       securities              -      7,653          -     22,877    240,677
      -----------------------------------------------------------------------
                             (11)     7,639        (31)    22,524    (12,733)

    Foreign exchange
     loss on cash held
     in foreign currency  (1,349)    (1,221)    (1,069)    (1,539)    (2,212)
    -------------------------------------------------------------------------
    Increase (decrease)
     in cash and cash
     equivalents           6,621    (10,517)       269    (19,045)    30,696
    Cash and cash
     equivalents,
     beginning of
     period               24,075     41,993     30,427     50,521          -
    -------------------------------------------------------------------------
    Cash and cash
     equivalents,
     end of period     $  30,696  $  31,476  $  30,696  $  31,476  $  30,696
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:12e 10-JUL-07